A Brand Like a Friend

Henkel KGaA, 40191 Düsseldorf, Deutschland

06013430

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Datum / Date 03.05.2006
Ihre Nachricht / Your message

Abteilung / Dept. FJC Corporate Matters
Telefon / Phone +49 211 797 8959
Telefax / Fax +49 211 798 2464
E-Mail / E-mail thomas-gerd.kuehn@de.henkel.com

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find a copy of Henkel KGaA's information for Shareholders Q1 – January – March 2006.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

Kühn

Nicolas

PROCESSED
MAY 17 2006
THOMSON FINANCIAL

SEC MAIL RECEIVED
MAY 15 2006
WASH., D.C. 199
PROCESSING

5/15

Encl.

Information for Our Shareholders

Q1

January – March 2006

A World of Innovation

Quality from Henkel

Henkel

A Brand like a Friend

Henkel: Financial Highlights

in million euros

		Q1/2005	**Q1/2006**	**Change[1]**
Sales		**2,737**	**3,048**	**11.4 %**
Operating profit (EBIT)		**265**	**295**	**11.7 %**
Laundry & Home Care		107	114	6.1 %
Cosmetics/Toiletries		68	74	8.3 %
Consumer and Craftsmen Adhesives		41	44	8.7 %
Henkel Technologies		78	90	15.5 %
Return on sales (EBIT)	in %	**9.7**	**9.7**	**0.0 pp**
Earnings before tax		**226**	**261**	**15.5 %**
Net earnings for the quarter		**168**	**185**	**10.1 %**
Net earnings after minority interests		**165**	**181**	**9.7 %**
Earnings per preferred share	**in euros**	**1.16**	**1.27**	**9.7 %**
Earnings per ordinary share	**in euros**	**1.14**	**1.25**	**9.6 %**
Return on capital employed (ROCE)	**in %**	**12.1**	**13.1**	**1.0 pp**
Capital expenditures on property, plant and equipment		**70**	**86**	**22.9 %**
Research and development costs		**73**	**81**	**11.0 %**
Number of employees (as of March 31)		**51,981**	**51,833**	**–0.3 %**

[1] calculated on the basis of units of 1,000 euros

pp = percentage points

Contents

Highlights First Quarter 2006

Sales:
+11.4 percent with strong organic growth of 5.9 percent

Operating profit (EBIT):
+11.7 percent

Earnings per preferred share (EPS):
+9.7 percent

Sales and profit forecast for the full fiscal year confirmed

Strong organic sales growth in all business sectors

Double-digit sales growth in North America, Latin America, Eastern Europe and Asia-Pacific

Increased advertising investment at Laundry & Home Care and Cosmetics/Toiletries to support launch of innovative new products

Increase in operating profit (EBIT) in all business sectors and regions

Operating profit contains gain of 16 million euros from divestment of the Dial food business – effect of sale neutral to quarterly net earnings

Net working capital to sales ratio reduced by 3.2 percentage points to 15.1 percent


Pril

Funny Man

A design innovation that comes with proven degreasing power and the guarantee of a gleaming shine


Fa
DUSCHCREME
ASIA SPA

Fa Asia Spa

New product combining lotus and cherry blossoms fragrances with soy milk for gentle care


Pritt

Pritt Correction Pen

Pritt renders correction faster, cleaner and more precise; winner of the 2006 iF Design Award


LOCTITE
401
LOCTITE
401

Loctite 401

This improved instant adhesive is stronger, more resistant and has a longer shelf life

Business Performance First Quarter 2006

Underlying Trading Conditions

Despite persistently high oil prices, the world economy continued to exhibit robust growth in the first quarter of 2006. The USA overcame its temporary slowdown, and there was an improvement in GDP growth rates in Europe. Economic performance in the growth regions Eastern Europe, Latin America and Asia remained very buoyant.

Consumers in Europe exhibited a somewhat higher propensity to spend. However, growth in private consumption within Germany remained distinctly sluggish. After a temporary decline US consumers ultimately returned to higher spending.

Industrial activity again brightened in many European countries as well as in the USA. There was strong industrial growth in Asia and Latin America. Worldwide automotive production showed a further slight increase. Expansions in global manufacturing output occurred not only in the electronics industry but also in other major sectors such as machine construction, metal processing and fabrication, and the paper and packaging industries. The construction industry underwent a revival in many regions, likewise generating positive momentum for economic growth. Within Europe, the building sector appears to be emerging from its slump – even in Germany, albeit to a rather more limited degree.

Business Performance

Sales and Profit

In the first quarter of 2006, Henkel's sales amounted to 3,048 million euros, an increase of 11.4 percent over the prior-year figure. After adjusting for foreign exchange, the rise was 6.7 percent. Organic growth, i.e. growth adjusted for foreign exchange and acquisitions/divestments, was a very encouraging 5.9 percent, exceeding the target range of 3 to 4 percent for the year as a whole. There were two reasons for this: very good performance in our growth regions, and a large number of new product launches. All our business sectors contributed to the organic growth achieved. The Laundry & Home Care business sector posted organic growth of 2.6 percent. Cosmetics/Toiletries achieved a plus of 4.8 percent. Consumer and Craftsmen Adhesives reported above-average figures (plus 7.8 percent), as did Henkel Technologies (up 9.5 percent).

Compared to the prior-year quarter, gross margin fell by 1.2 percentage points to 45.9 percent, although this figure was 2.0 percentage points above the level for the fourth quarter of 2005. There were two main reasons for the decline: the rise in the cost of raw materials and packaging was not fully passed on to the market; and the stronger growth in lower-margin regions outside Europe. We implemented a disproportionate increase in marketing expenditure in the Laundry & Home Care and Cosmetics/Toiletries business sectors in order to support our numerous product innovations in the marketplace with appropriate advertising levels. Due to the nature of the businesses involved, the increase within Consumer and Craftsmen Adhesives and also the Henkel Technologies business sector was less pronounced. In all, marketing, selling and distribution costs increased by 9.7 percent. Research and development costs grew by 11.0 percent, roughly matching the increase in sales. Administrative expenses underwent a moderate rise of 6.8 percent.

Operating profit (EBIT) grew by 11.7 percent to 295 million euros with all our business sectors contributing. After adjusting for foreign exchange, the increase

Sales[1] in million euros	
	Q1
2006	**3,048**
2005	**2,737**
Change versus previous year	11.4 %

[1] calculated on the basis of units of 1,000 euros

Sales development	
	Q1
Change versus previous year	**11.4 %**
Foreign exchange	4.7 %
after adjusting for foreign exchange	**6.7 %**
acquisitions/divestments	0.8 %
organic	**5.9 %**

EBIT[1] in million euros	
	Q1
2006	**295**
2005	**265**
Change versus previous year	11.7 %
after adjusting for foreign exchange	7.6 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)	
	Q1
2006	**9.7 %**
2005	**9.7 %**
Change versus previous year	0.0 pp

pp = percentage points

Net earnings after minority interests in million euros	
	Q1
2006	**181**
2005	**165**
Change versus previous year	9.7 %

Earnings per preferred share in euros	
	Q1
2006	**1.27**
2005	**1.16**
Change versus previous year	9.7 %

was 7.6 percent. At Laundry & Home Care, the sale of the Dial food business in the USA increased operating profit by 16 million euros, which was mostly reinvested in the market. At 9.7 percent, return on sales (EBIT) remained at the prior-year level. Return on capital employed (ROCE) improved by 1.0 percentage points to 13.1 percent with the higher operating profit set against only a slight increase in the capital base.

Despite the positive development of our investment in Ecolab, income from participations fell somewhat from 17 million euros to 13 million euros. This was due to the decrease in value of our participation in the Lion Corporation, Japan. Net interest expense improved from –56 million euros to –47 million euros, primarily due to the absence of the high-coupon bonds of Dial and Sovereign, which were present in the figures for the previous year, and the change in the recognition of actuarial losses. Overall, the net result of our financial items improved from –39 million euros to –34 million euros. The tax rate increased from 25.7 percent to 29.1 percent. This is attributable to the tax charge arising from the sale of the Dial food business. Net earnings for the quarter increased by 10.1 percent to 185 million euros. After minority interests of 4 million euros, the balance was 181 million euros. Earnings per preferred share rose by 9.7 percent to 1.27 euros.

Acquisitions and Divestments

On February 20, 2006, Henkel announced an agreement for the purchase of several well-known and successful body care brands (including Right Guard, Soft & Dri and Dry Idea) from The Gillette Company, a subsidiary of Procter & Gamble. In 2005, these brands generated sales of around 275 million US dollars. Closing of the transaction is expected in the course of the second quarter of 2006.

On February 23, 2006, Henkel signed an agreement for the sale of our rubber-to-metal bonding chemicals business to the US company Lord Corporation. This business was primarily a European undertaking that,

for Henkel, represented a non-core activity. Completion of the transaction is expected in the second quarter of 2006.

On March 1, 2006, Henkel sold the US food business, known under the Armour® brand, to Pinnacle Foods for around 183 million US dollars. This business had been taken over as part of the Dial acquisition in 2004, and in 2005 generated sales of around 230 million US dollars.

On March 28, 2006, Henkel agreed the sale of its insulating glass sealant business to the US company H.B. Fuller. This business does not constitute a core competence of Henkel Technologies. This transaction is expected to be completed in the second quarter of 2006.

Effective March 31, 2006, Henkel acquired the Brazilian adhesives manufacturer Alba Adesivos, a leading producer of branded consumer and professional grade adhesives in Latin America. In 2005, Alba generated revenues of around 38 million US dollars, predominantly through the sale of contact adhesives, wood glues, sealants and epoxy resins.

Capital Expenditures

Capital expenditures on property, plant and equipment for continuing operations amounted to 86 million euros compared to 70 million euros in the prior-year quarter. A total of 9 million euros was invested in intangible assets (previous year: 4 million euros).

Research and Development

Expenditures for research and development rose by 11.0 percent to 81 million euros. As in the prior-year quarter, this represents 2.7 percent of sales.

Employees

As of March 31, 2006, the number of Henkel employees was 51,833, a slight decrease compared to the 51,981 workforce figure as of March 31, 2005. The proportion of employees working outside Germany remained unchanged at 80 percent.

Major Participation

Henkel has a 28.7 percent stake in Ecolab Inc., St. Paul, Minnesota, USA. In the first quarter of 2006, Ecolab reported sales of 1,120 million US dollars, an increase of 4.7 percent. Net earnings for the quarter rose compared to the prior-year quarter by 12.2 percent to 77.9 million US dollars. The market value of this participation as at March 31, 2006 amounted to around 2.3 billion euros.

Share Performance

The quoted price of the Henkel preferred share which is listed on the German Stock Index (DAX) rose from 85.00 euros to 96.47 euros, a gain of 13.5 percent compared to the closing price at the end of fiscal 2005. It thus outperformed the capital market over the same period, which saw the DAX increase by 10.4 percent and the Dow Jones Euro Stoxx Consumer Goods Index – the industry benchmark – rise by 11.3 percent.

Share price performance Q1 2006 in euros


March 31
96.47 euros
February 1
91.80 euros
March 1
92.33 euros
Dezember 30, 2005
85.00 euros
Henkel preferred share
DJ Euro Stoxx Consumer Goods (indexed)
Dezember 30, 2005
March 31, 2006

The Analysts' Conference held in Düsseldorf on February 21, 2006 to mark the publication of Henkel's business financials for fiscal 2005 was broadcast live in the internet.

The current annual report, our quarterly reports, current data on Henkel shares as well as news, financial reports and corporate presentations can be found on the Investor Relations website at www.ir.henkel.com.

Major Events

At a press conference held on March 23, 2006, we presented our Sustainability Report for 2005. It underlines the high standards applied with respect to environmental protection and occupational health and safety within the Henkel organization and further demonstrates our commitment to fulfilling our social responsibilities.

The Annual General Meeting of April 10, 2006 approved a dividend increase of 6 eurocents with respect to both classes of share, yielding a payout of 1.30 euros per ordinary share and 1.36 euros per preferred share, effected on April 11, 2006.

Konstantin von Unger and Thomas Manchot were elected to the Supervisory Board in place of departing Supervisory Board members Benedikt-Joachim Freiherr von Herman and Heinrich Thorbecke.

Outlook

Underlying Trading Conditions

Following a temporary respite in the raw material markets, prices are rising again, in particular for crude oil. We expect the raw material and packaging prices relevant to our businesses to undergo a slight increase. We shall continue responding to such developments with price increases of our own. Our planned, ongoing restructuring measures will continue to provide additional relief on the cost side.

Sales and Profit Forecast 2006

We confirm our sales and profit forecast for 2006. We continue to expect the underlying conditions to undergo a slight improvement. Our intention is once again to grow faster than our markets.

Henkel expects to achieve organic sales growth (i.e. after adjusting for foreign exchange and acquisitions/divestments) of 3 to 4 percent in 2006.

We expect operating profit (EBIT) to grow by around 10 percent after adjusting for foreign exchange.

We likewise expect an increase of around 10 percent in earnings per preferred share (EPS).

Regional Performance

Henkel: Key figures by region[1], First Quarter 2006 in million euros

Regions	Europe/ Africa/ Middle East	North America	Latin America	Asia-Pacific	Corporate	Henkel
Sales January – March 2006	**1,909**	**684**	**156**	**237**	**62**	**3,048**
Sales January – March 2005	1,783	590	117	190	57	2,737
Change versus previous year	7.1 %	15.8 %	33.2 %	25.1 %	–	11.4 %
after adjusting for foreign exchange	5.4 %	5.7 %	14.2 %	16.7 %	–	6.7 %
Proportion of Henkel sales January – March 2006	**63 %**	**22 %**	**5 %**	**8 %**	**2 %**	**100 %**
Proportion of Henkel sales January – March 2005	65 %	22 %	4 %	7 %	2 %	100 %
EBIT January – March 2006	**225**	**77**	**8**	**12**	**–27**	**295**
EBIT January – March 2005	218	69	3	4	–29	265
Change versus previous year	3.7 %	10.7 %	>100 %	>100 %	–	11.7 %
after adjusting for foreign exchange	2.5 %	–0.3 %	99.3 %	>100 %	–	7.6 %
Return on sales (EBIT) January – March 2006	**11.8 %**	**11.3 %**	**5.0 %**	**5.1 %**	**–**	**9.7 %**
Return on sales (EBIT) January – March 2005	12.2 %	11.8 %	2.6 %	2.4 %	–	9.7 %

[1] calculated on the basis of units of 1,000 euros

Sales in the **Europe/Africa/Middle East** region rose by 7.1 percent. After adjusting for foreign exchange, the increase was 5.4 percent. All our business sectors reported sales growth in the region. In Eastern Europe, sales once again underwent a double-digit percentage increase while Western Europe posted only a small rise in revenue. Sales development in Germany was encouraging. Operating profit (EBIT) for the Europe/Africa/Middle East region grew by 3.7 percent, and by 2.5 percent after adjusting for foreign exchange. Return on sales was 11.8 percent.

In the **North America** region, sales increased by 15.8 percent, and by 5.7 percent after adjusting for foreign exchange. There were significant improvements with respect to all of our business sectors, with Laundry & Home Care, Consumer and Craftsmen Adhesives and Henkel Technologies each posting double-digit growth rates. Operating profit in the North America region increased by 10.7 percent, declining by 0.3 percent after adjusting for foreign exchange. Included in operating profit is the gain from the divestment of the Dial food business amounting to 16 million euros, which we mostly reinvested in the market. Return on sales amounted to 11.3 percent.

Sales in the **Latin America** region grew by 33.2 percent, and by 14.2 percent after adjusting for foreign exchange. The economic conditions in the region remained favorable, enabling all our business sectors to return double-digit sales increases. Operating profit in the Latin America region was more than doubled. After adjusting for foreign exchange, the increase was 99.3 percent. Return on sales rose by 2.4 percentage points to 5.0 percent.

In the **Asia-Pacific** region, sales were 25.1 percent above the level of the prior-year quarter, with the rise after adjusting for foreign exchange amounting to 16.7 percent. As in Latin America, all our business sectors were able to post double-digit rates of increase in their sales figures. Operating profit for the Asia-Pacific region almost tripled compared to the prior-year quarter, and more than doubled after adjusting for foreign exchange. Return on sales rose by 2.7 percentage points to 5.1 percent.

Laundry & Home Care

Sales[1] in million euros	Q1
2006	**1,009**
2005	**957**
Change versus previous year	5.4 %

[1] calculated on the basis of units of 1,000 euros

Sales development	Q1
Change versus previous year	**5.4 %**
Foreign exchange	4.2 %
after adjusting for foreign exchange	**1.2 %**
acquisitions/divestments	–1.4 %
organic	**2.6 %**

EBIT[1] in million euros	Q1
2006	**114**
2005	**107**
Change versus previous year	6.1 %
after adjusting for foreign exchange	1.9 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)	Q1
2006	**11.3 %**
2005	**11.2 %**
Change versus previous year	0.1 pp

pp = percentage points

Sales of the **Laundry & Home Care** business sector rose by 5.4 percent above the level of the previous year. Organic growth amounted to 2.6 percent. We started the year very well, particularly in the regions North America, Latin America and Asia, gaining further market shares in each case. The market in Western Europe and thus also our sales figures experienced a temporary downturn due to price increases and a reduction in promotional activity. However, we made gains in terms of overall European market share.

Operating profit rose by 6.1 percent, or by 1.9 percent after adjusting for foreign exchange. Included in this figure is the gain arising from the sale of the Dial food business amounting to 16 million euros. Higher advertising investments and the now absent income from the divested food business prevented a bigger rise in earnings. We significantly increased advertising spending to support the ongoing product relaunches and price increases. Return on sales increased by 0.1 of a percentage point to 11.3 percent. As a result of the improvement in operating profit and a decline in capital base, return on capital employed (ROCE) rose by 1.5 percentage points to 14.4 percent. Capital employed was reduced through the sale of the Dial food business and the success of measures taken to reduce net working capital.

Within the *laundry* segment, the focus was on relaunch activities for Persil and Purex. For the first time, Purex was supported by television advertising for the Whitening relaunch in the USA. In Western Europe, we positioned the Anti Grey relaunch of our premium brands within the same timeframe, simultaneously implementing a joint concept and technology development for the most important brands in our biggest regions. The second major activity in the first quarter was the introduction of Persil with a touch of Vernel in Germany, accompanied by similar activities for corresponding premium brands in the other countries of Western Europe, and also Purex plus Renuzit in North America.

The *home care* segment once again achieved above-average growth. The largest contribution to this was provided by North America, and here in particular our air fresheners. In the Middle East, the improved market penetration of our hand dishwashing detergents led to significant gains. In Europe, we followed up the launch of our innovative fragrant toilet cleaner in the Alessi design with an in-house development in the form of the "Funny Man" for our leading European hand dishwashing detergents.

Outlook

We continue to expect organic sales growth in 2006 to be above the market average. The Western European markets will continue to grow more slowly than other regions, but will show an improvement. We expect to achieve a further increase in operating profit.

Cosmetics/Toiletries

Sales[1] in million euros

	Q1
2006	**642**
2005	**594**
Change versus previous year	8.1 %

[1] calculated on the basis of units of 1,000 euros

Sales development

	Q1
Change versus previous year	**8.1 %**
Foreign exchange	3.3 %
after adjusting for foreign exchange	**4.8 %**
acquisitions/divestments	0.0 %
organic	**4.8 %**

EBIT[1] in million euros

	Q1
2006	**74**
2005	**68**
Change versus previous year	8.3 %
after adjusting for foreign exchange	5.3 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)

	Q1
2006	**11.5 %**
2005	**11.5 %**
Change versus previous year	0.0 pp

pp = percentage points

Sales of the **Cosmetics/Toiletries** business sector grew by 8.1 percent compared to the prior-year figure. Organic growth was a strong 4.8 percent. We succeeded in expanding sales in all our regions. Our performance in Western Europe was particularly encouraging, with above-average growth being achieved in Germany and also our Eastern Europe and Latin America regions.

Operating profit increased by 8.3 percent, or 5.3 percent after adjusting for foreign exchange. Return on sales remained high at 11.5 percent, while return on capital employed (ROCE) further improved by 1.4 percentage points to 13.5 percent. A decrease in net working capital was again particularly instrumental in reducing our capital base in the first quarter, and this in combination with the improvement in operating profit gave rise to the increase in ROCE.

Our *hair cosmetics business* performed exceptionally well, at the same time significantly expanding market share. In the hair colorants segment, our innovations Natural & Easy and the Poly Color retouching pen for treating roots continued to develop very well. We also launched a further innovation in the form of Poly Blonde Duo Color Strähnchen (the first colorant for dual color highlights). In the hair care segment, we set a new trend in intensive care, launching the Gliss Kur Repairist Kit, the first ever professional treatment system, and also a new shampoo product in the form of Schauma Repair & Care.

In the styling segment, the focus was on the Taft relaunch introducing our Complete line which, for the first time, offers volume, suppleness and shine in a single styling product.

The *body care business* posted very good results. In Europe, the Fa Yogurt line continued to sell well, enabling us to gain further market share across the board. The new Fa Asia Spa shower gels and deodorant line also made an excellent start. The body care product range in North America was successfully expanded through the introduction of Dial for Men shower gel and soap.

In the *skin care business*, we introduced a new generation of anti-aging care treatments in the form of Diadermine Global Action 9, a product that combats all the signs of aging skin. Our *oral care business* was boosted by the launch of our Theramed SOS Sensitive toothpaste.

The *hair salon business* generated above-average success. The excellent results achieved were substantially due to the relaunch of Igora Royal, our biggest salon colorant brand. In addition, our professional hair care business was further strengthened by the launch of another innovation: BC Bonacure Men, the first care-aligned hair grooming series for men.

Outlook

We continue to expect organic sales growth in 2006 to be above the market average. The main regional sources of growth for our business will be Eastern Europe, North America and Asia. We also expect a further increase in operating profit.

Consumer and Craftsmen Adhesives

Sales[1] in million euros

	Q1
2006	**448**
2005	**371**
Change versus previous year	20.8 %

[1] calculated on the basis of units of 1,000 euros

Sales development

	Q1
Change versus previous year	**20.8 %**
Foreign exchange	5.6 %
after adjusting for foreign exchange	**15.2 %**
acquisitions/divestments	7.4 %
organic	**7.8 %**

EBIT[1] in million euros

	Q1
2006	**44**
2005	**41**
Change versus previous year	8.7 %
after adjusting for foreign exchange	5.8 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)

	Q1
2006	**9.9 %**
2005	**11.0 %**
Change versus previous year	–1.1 pp

pp = percentage points

The **Consumer and Craftsmen Adhesives** business sector reported an increase in sales of 20.8 percent above the prior-year quarter. This positive development was driven by strong organic growth of 7.8 percent, foreign exchange effects and acquisitions successfully integrated in the course of the previous year. In regional terms, business performance remained very mixed. The growth dynamics encountered in Eastern Europe, Latin America and the Middle East/Africa region were well above average, while business performance in Western Europe remained sluggish.

Operating profit rose by 8.7 percent above the level for the previous year, and by 5.8 percent after adjusting for foreign exchange. At 9.9 percent, return on sales was below the prior-year figure. This was due to higher raw material costs and the delay in passing these on to our markets. Moreover, a portion of the strong growth in sales achieved from regions where margins remain low, while the region offering above-average profitability, Western Europe, underwent less encouraging development. At 14.5 percent, return on capital employed (ROCE) remained at the level of the previous year.

Our *adhesives and adhesive tapes for home, school and office* performed well. At the focus of our activities was staggered worldwide launch – under the Loctite brand – of our new range of instant adhesives offering significantly improved bonding power. We intend to support these products throughout 2006 on a global basis through specific advertising measures including TV commercials. Our *adhesives and sealants for construction, DIY and craftsmen* exhibited particularly dynamic expansion. Here we are concentrating our operations on technologically sophisticated solutions. We introduced a range of sealants and assembly adhesives in several countries based on our innovative "Flextec" technology, and these have been well accepted by the markets. Sold primarily under our Pattex and Sista brands, Flextec-based products offer excellent performance; they are also universally applicable, easy to use and thus superior to conventional products.

We also launched a range of adhesive products on the international markets. These products are specifically tailored to professional craftsmen, in the form of chemical anchor systems designed to replace conventional anchor bolts and similar anchoring hardware. Moreover, the universally applicable Pattex Repair Extreme line has been reformulated for even better performance and transparency. This improved product is to be rolled out gradually onto the international market over the next few months.

Outlook

We expect further positive business development, with market conditions remaining essentially unchanged. We anticipate that costs with respect to certain raw materials will again rise and intend to respond to any such developments with further price increases of our own. We expect organic sales growth in 2006 to be above the market average, accompanied by a further increase in operating profit.

Henkel Technologies

Sales[1] in million euros	Q1
2006	**887**
2005	**758**
Change versus previous year	17.1 %

[1] calculated on the basis of units of 1,000 euros

Sales development	Q1
Change versus previous year	**17.1 %**
Foreign exchange	6.2 %
after adjusting for foreign exchange	**10.9 %**
acquisitions/divestments	1.4 %
organic	**9.5 %**

EBIT[1] in million euros	Q1
2006	**90**
2005	**78**
Change versus previous year	15.5 %
after adjusting for foreign exchange	8.1 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)	Q1
2006	**10.1 %**
2005	**10.3 %**
Change versus previous year	–0.2 pp

pp = percentage points

The **Henkel Technologies** business sector increased sales by 17.1 percent over the prior-year quarter, attributable to encouragingly strong organic growth of 9.5 percent augmented by foreign exchange effects and acquisitions. Sales underwent significant expansion in all our regions, with Eastern Europe, Latin America and Asia-Pacific posting above-average results.

Operating profit exceeded the prior-year figure by 15.5 percent, or 8.1 percent after adjusting for foreign exchange. This was due to our ability both to implement price increases to a certain extent and to reduce costs. We were, however, faced with further, in some cases significant increases in raw material cost. Return on sales therefore declined slightly to 10.1 percent. Return on capital employed (ROCE) improved by 1.1 percentage points to 14.9 percent. Our capital base underwent only a slight increase because we were able to reduce our net working capital.

Our innovative composite adhesives enabled us to expand our business with the *aerospace industry*. Our *automotive business* was also very successful. In particular, we were able to substantially expand sales to Asian manufacturers producing in the North American region. We gained further market share in the *electronics industry* with our lead-free solvent pastes launched last year. In China, we expanded our production capacity with our joint venture Huawei and extended our development center in Yantai.

In the *steel industry* we benefited from the trend toward more environmentally friendly surface treatment products. In the *durable goods* market, we registered a significant increase in demand and were able to win new customers, particularly with innovative products such as Bonderite NT for metal pretreatment applications.

Our business involving packaging products for *consumer goods* continued to develop well, with film laminating adhesives making an above-average contribution to growth. Demand for products for *industrial maintenance, repair and overhaul* remained very strong. Since the beginning of the year, we have been offering our customers and distributors an internet-based training and further education scheme in the form of the Loctite University, which focuses on our products.

Outlook

Our markets continue to develop well. We expect raw material costs to increase again. Further price rises, and continuous optimization and adaptation of our formulations to new raw material offerings, will therefore be necessary. We expect organic sales growth in 2006 to be above the market average, accompanied by a further increase in operating profit.

Henkel Segment Information[1] by Business Sector

First Quarter 2006 in million euros

Business sectors	Laundry & Home Care	Cosmetics/ Toiletries	Consumer & Craftsmen Adhesives	Henkel Tech-nologies	Corporate	Henkel
Sales January – March 2006	**1,009**	**642**	**448**	**887**	**62**	**3,048**
Change versus previous year	5.4 %	8.1 %	20.8 %	17.1 %	–	11.4 %
Proportion of Henkel sales	33 %	21 %	15 %	29 %	2 %	100 %
Sales January – March 2005	957	594	371	758	57	2,737
EBITDA January – March 2006	**143**	**85**	**56**	**114**	**–19**	**379**
EBITDA January – March 2005	134	78	50	99	–22	339
Change versus previous year	6.5 %	9.0 %	11.7 %	15.4 %	–	12.1 %
Return on sales (EBITDA) January – March 2006	**14.1 %**	**13.3 %**	**12.5 %**	**12.9 %**	**–**	**12.4 %**
Return on sales (EBITDA) January – March 2005	14.0 %	13.1 %	13.5 %	13.1 %	–	12.4 %
Amortization and depreciation of trademark rights, other rights and property, plant and equipment January – March 2006	**29**	**11**	**12**	**24**	**8**	**84**
Amortization and depreciation of trademark rights, other rights and property, plant and equipment January – March 2005	27	10	9	21	7	74
EBIT January – March 2006	**114**	**74**	**44**	**90**	**–27**	**295**
EBIT January – March 2005	107	68	41	78	–29	265
Change versus previous year	6.1 %	8.3 %	8.7 %	15.5 %	–	11.7 %
Return on sales (EBIT) January – March 2006	**11.3 %**	**11.5 %**	**9.9 %**	**10.1 %**	**–**	**9.7 %**
Return on sales (EBIT) January – March 2005	11.2 %	11.5 %	11.0 %	10.3 %	–	9.7 %
Return on capital employed (ROCE) January – March 2006	**14.4 %**	**13.5 %**	**14.5 %**	**14.9 %**	**–**	**13.1 %**
Return on capital employed (ROCE) January – March 2005	12.9 %	12.1 %	14.5 %	13.8 %	–	12.1 %
Capital employed January – March 2006[2]	**3,158**	**2,195**	**1,227**	**2,417**	**11**	**9,008**
Capital employed January – March 2005[2]	3,318	2,254	1,131	2,256	–200	8,759
Change versus previous year	–4.8 %	–2.7 %	8.5 %	7.1 %	–	2.8 %
Capital Expenditures (excl. financial assets) January – March 2006	**27**	**11**	**12**	**33**	**12**	**95**
Capital Expenditures (excl. financial assets) January – March 2005	36	10	241	241	6	534
Operating assets January – March 2006[3]	**4,462**	**2,688**	**1,485**	**2,996**	**391**	**12,022**
Operating liabilities January – March 2006	**1,131**	**673**	**372**	**839**	**379**	**3,394**
Net operating assets employed January – March 2006[3]	**3,331**	**2,015**	**1,113**	**2,157**	**12**	**8,628**
Operating assets January – March 2005[3]	4,201	2,623	1,347	2,662	287	11,120
Operating liabilities January – March 2005	1,000	674	323	698	487	3,182
Net operating assets employed January – March 2005[3]	3,201	1,949	1,024	1,964	–200	7,938

[1] calculated on the basis of units of 1,000 euros [2] including goodwill at cost [3] including goodwill at residual book values

Consolidated Statement of Income

First Quarter 2006 in million euros

	Q1/2005	%	Q1/2006	%	Change
Sales	**2,737**	**100.0**	**3,048**	**100.0**	**11.4 %**
Cost of sales	1,447	52.9	1,651	54.1	14.1 %
Gross profit	**1,290**	**47.1**	**1,397**	**45.9**	**8.3 %**
Marketing, selling and distribution costs	811	29.6	890	29.2	9.7 %
Research and development costs	73	2.7	81	2.7	11.0 %
Administrative expenses	148	5.4	158	5.2	6.8 %
Other operating income	31	1.2	45	1.5	45.2 %
Other operating charges	19	0.7	13	0.4	–31.6 %
Restructuring costs	5	0.2	5	0.2	0.0 %
Operating profit (EBIT)	**265**	**9.7**	**295**	**9.7**	**11.7 %**
Net income from participations	17	0.6	13	0.4	–23.5 %
Net interest expense	–56	–2.0	–47	–1.5	–16.1 %
Financial items	**–39**	**–1.4**	**–34**	**–1.1**	**–12.8 %**
Earnings before tax	**226**	**8.3**	**261**	**8.6**	**15.5 %**
Taxes on income	–58	–2.1	–76	–2.5	31.0 %
Net earnings	**168**	**6.2**	**185**	**6.1**	**10.1 %**
Minority interests	–3	–0.1	–4	–0.1	33.3 %
Net earnings after minority interests	**165**	**6.1**	**181**	**6.0**	**9.7 %**
Earnings per preferred share (in euros)	**1.16**		**1.27**		**9.7 %**
Earnings per ordinary share (in euros)	**1.14**		**1.25**		**9.6 %**

Notes to the Consolidated Statement of Income, January through March 2006

In first quarter 2006, sales increased by 11.4 percent compared to the previous year. Over the same period, the cost of sales grew by 14.1 percent. Gross profit improved by 8.3 percent to 1,397 million euros. As a result of the above-average rise in cost of sales, gross margin decreased by 1.2 percentage points to 45.9 percent. This reduction in margin is due primarily to the higher costs for raw materials and packaging incurred in the first quarter of 2006, which we have been, as yet, unable to fully pass on to the market. Added to this was the fact of stronger growth in lower-margin regions outside Europe.

Marketing, selling and distribution costs rose by 9.7 percent. At 81 million euros, research and development costs were 11.0 percent higher than in the previous year. As in the prior-year quarter, the R&D ratio (expenditure on research and development as a percentage of sales) was 2.7 percent. Administrative expenses increased by 6.8 percent, well below the sales growth rate.

The net balance of other operating income and charges increased by 20 million euros. There were two reasons for this – higher currency gains, and income from the sale of the Dial food business amounting to 16 million euros.

At 5 million euros, current restructuring costs were at the same level as in the previous year.

Financial items improved by 5 million euros to –34 million euros. While net income from our participation in Ecolab USA, accounted for by the at-equity method, increased slightly. The fair value of our participation in Lion, Japan, decreased due to changes in the quoted share price.

Net interest expense improved by 9 million euros, primarily due to the absence of the high-coupon bonds of Dial and Sovereign, which were present in the figures for the previous year, and the change in the recognition of actuarial losses.

At 29.1 percent, the tax rate was above the prior-year level. Taxes include the tax on the sale of the Dial food business in the USA.

Net earnings for the first quarter were 185 million euros, 10.1 percent above the level of the previous year. After deducting minority interests, the balance was 181 million euros. Earnings per preferred share increased by 11 eurocents to 1.27 euros, a rise of 9.7 percent.

Earnings Per Share

The Stock Incentive Plan introduced in 2000 resulted in a dilution of earnings per preferred share as at March 31, 2006, as the options issued from all five tranches were "in the money". The effect derives from 899,030 potentially outstanding preferred shares that could potentially flow back into the market. The resultant dilution in EPS amounts to 2 eurocents.

Earnings per share

		Q1/2006
Net earnings after minority interests	**in million euros**	**181**
Number of outstanding ordinary shares		86,598,625
Earnings per ordinary share	**in euros**	**1.25**
Number of outstanding preferred shares		57,105,683
Earnings per preferred share	**in euros**	**1.27**
Dilution effect arising from Stock Incentive Plan		899,030
Number of potentially outstanding preferred shares		58,004,713
Diluted earnings per preferred share	**in euros**	**1.25**

Consolidated Balance Sheet

Consolidated Balance Sheet in million euros	Dec. 31, 2005	%	**March 31, 2006**	%
Intangible assets	5,660	40.5	5,502	39.3
Property, plant and equipment	2,045	14.7	2,034	14.5
Financial assets	681	4.9	710	5.1
Other non-current receivables	223	1.6	213	1.5
Deferred tax	456	3.3	479	3.4
Non-current assets	**9,065**	**65.0**	**8,938**	**63.8**
Inventories	1,232	8.8	1,361	9.7
Trade accounts receivable	1,794	12.9	1,947	13.9
Other current receivables and miscellaneous assets	378	2.7	434	3.1
Current tax assets	121	0.9	78	0.6
Liquid funds/Marketable securities	1,212	8.7	1,238	8.8
Assets held for sale	142	1.0	14	0.1
Current assets	**4,879**	**35.0**	**5,072**	**36.2**
Total assets	**13,944**	**100.0**	**14,010**	**100.0**

	Dec. 31, 2005	%	**March 31, 2006**	%
Equity excluding minority interests	**5,371**	**38.5**	**5,406**	**38.6**
Minority interests	28	0.2	30	0.2
Equity including minority interests	**5,399**	**38.7**	**5,436**	**38.8**
Provisions for pensions and similar obligations	1,061	7.6	1,024	7.3
Other provisions	427	3.1	280	2.0
Long-term borrowings	2,400	17.2	2,397	17.0
Other non-current liabilities	59	0.4	120	0.9
Provisions for deferred tax liabilities	473	3.4	485	3.5
Non-current liabilities	**4,420**	**31.7**	**4,306**	**30.7**
Short-term provisions	932	6.7	1,072	7.7
Short-term borrowings	1,405	10.1	1,359	9.7
Trade accounts payable	1,333	9.6	1,462	10.4
Other current liabilities	455	3.2	375	2.7
Current liabilities	**4,125**	**29.6**	**4,268**	**30.5**
Total equity and liabilities	**13,944**	**100.0**	**14,010**	**100.0**

Statement of Changes in Equity

Statement of changes in equity in million euros	2005	**2006**
Shareholders' equity excluding minority interests as of Jan. 1	**4,604**	**5,399**
Net earnings	168	185
thereof minority interests	3	4
Dividend distributions	–1	–2
Other changes taken to equity	–28	3
Foreign exchange	189	–149
Shareholders' equity including minority interests as of March 31	**4,932**	**5,436**

Notes to the Consolidated Balance Sheet/Consolidated Statement of Changes in Equity, January through March 2006

Effective December 31, 2005, the balance sheet has been reclassified in accordance with the requirements of IAS 1 from its former liquidity-aligned structure to one separating current and non-current assets and liabilities.

In the first quarter of 2006, the balance sheet total increased by 66 million euros to 14,010 million euros. This corresponds to a rise of around 0.5 percent.

The growth on the assets side is the result of an increase in current assets of 193 million euros, while non-current assets decreased by 127 million euros.

The decline in non-current assets resulted from negative currency translation influences, particularly with respect to intangible assets. The increase in financial assets was due to the acquisition of Alba Adesivos in Brazil.

The rise in current assets was the result of a build-up of inventories representing an increase of 10 percent and a rise in trade accounts receivable of 8.5 percent.

Assets held for sale decreased as a result of the divestment of the Dial food business in the USA.

Shareholders' equity increased by 35 million euros compared to the level of the previous year. The addition arising from net earnings of 181 million euros for the quarter was substantially offset by a currency translation loss of 149 million euros.

Under non-current liabilities, long-term provisions decreased by 147 million euros, essentially due to the reclassification of provisions for restructuring from non-current to current liabilities. We reduced borrowings by 49 million euros. Net debt decreased by 75 million euros compared to the level as at December 31, 2005.

The equity ratio increased slightly from 38.7 percent to 38.8 percent.

Changes in treasury stock

Treasury stock held by the Company at March 31, 2006 amounted to 2,266,995 preferred shares. This represents 1.52 percent of capital stock and a proportional nominal value of 5.8 million euros.

As a result of options exercised under the Stock Incentive Plan, treasury stock fell in the first quarter by 107,585 preferred shares, representing a proportional nominal value of 0.275 million euros (0.19 percent of capital stock).

Consolidated Cash Flow Statement

Consolidated Cash flow statement in million euros

	Q1/2005[1]	**Q1/2006**
Operating profit (EBIT)	**265**	**295**
Income taxes paid	–70	–30
Depreciation/write-ups of non-current assets (excluding financial assets)	74	84
Net gains/losses on disposal of non-current assets (excluding financial assets)	–	–16
Change in inventories	–58	–143
Change in receivables and miscellaneous assets	–16	–241
Change in liabilities and provisions	–122	101
Cash flow from operating activities	**73**	**50**
Purchase of intangible assets	–4	–9
Purchase of property, plant and equipment	–70	–86
Purchase of financial assets/acquisitions	–27	–38
Proceeds on disposal of subsidiaries and business units	0	151
Proceeds on disposal of other non-current assets	14	24
Cash flow from investing activities/acquisitions	**–87**	**42**
Henkel KGaA dividends	–	–
Subsidiary company dividends (to other shareholders)	–1	–2
Interest received	15	14
Dividends received	5	10
Interest paid	–83	–82
Dividends and interest paid and received	*–64*	*–60*
Change in borrowings	–346	34
Other financing transactions	–5	–9
Cash flow from financing activities	**–415**	**–35**
Change in cash and cash equivalents	**–429**	**57**
Effects of exchange rate changes on cash and cash equivalents	66	–31
Change in liquid funds and marketable securities	**–363**	**26**
Liquid funds and marketable securities at January 1	1,695	1,212
Liquid funds and marketable securities at March 31	1,332	1,238

Computation of free cash flow in million euros

	Q1/2005	**Q1/2006**
Cash flow from operating activities	73	50
Purchase of intangible assets	–4	–9
Purchase of property, plant and equipment	–70	–86
Proceeds on disposal of subsidiaries and business units	–	151
Proceeds on disposal of other non-current assets	14	24
Dividends received/Net interest	–63	–58
Free cash flow	**–50**	**72**

[1] To improve clarity in the cash flow statement, translation differences arising from the financing of the Group and changes in the fair value of derivatives were transferred from "Cash flow from operating activities" ("Change in receivables and miscellaneous assets") to "Cash flow from financing activities" ("Change in borrowings").

Notes to the Consolidated Cash Flow Statement, January through March 2006

Cash flow from operating activities amounted to 50 million euros, a decrease of 23 million euros related to the comparable figure for the prior-year quarter. The higher EBIT and reduced outgoings for income taxes were offset by the build-up in inventories and higher receivables and miscellaneous assets representing an increase in outflow of 384 million euros. In contrast, liabilities and provisions rose by just 101 million euros.

Cash flow from investing activities/acquisitions amounted to 42 million euros (previous year: −87 million euros). It should be noted that this figure includes the proceeds from the sale of the Dial food business, amounting to 151 million euros.

At −35 million euros, **cash flow from financing activities** was 380 million euros above the prior-year figure (−415 million euros). This resulted primarily from a slight build-up in borrowings. The figure for the previous year was influenced by significant debt redemption.

Free cash flow amounted to 72 million euros, an increase of 122 million euros related to the comparable figure for the previous year.

Supplementary Notes

Accounting and Valuation Policies

This unaudited Henkel interim report, like the consolidated financial statements for fiscal 2005, has been prepared in accordance with International Financial Reporting Standards (IFRS). The same accounting and valuation principles have been applied as in the case of the 2005 annual financial statements.

The reclassification of the balance sheet to disclose current and non-current items in accordance with the requirements of IAS 1 was implemented for the first time in the annual financial statements for fiscal 2005.

Scope of Consolidation

In addition to Henkel KGaA, the consolidated financial statements include 16 domestic and 236 foreign companies in which Henkel KGaA holds, directly or indirectly, a majority of the voting rights, or which are under the unified management control of Henkel KGaA.

The investment in Ecolab Inc., St. Paul, Minnesota, USA, is accounted for by the at-equity method.

Published by

Henkel KGaA
40191 Düsseldorf, Germany
Phone: +49 (0)211 797-0

Edited by:
Corporate Communications, Investor Relations

English translation by: Paul Knighton
Coordination: Rolf Juesten, Oliver Luckenbach, Dirk Neubauer
Concept and Design: Kirchhoff Consult AG, Hamburg
Photographs: Henkel
Produced by: Schotte, Krefeld

Corporate Communications
Phone: +49 (0)211 797-3533
Fax: +49 (0)211 798-2484
E-mail: ernst.primosch@henkel.com

Investor Relations
Phone: +49 (0)211 797-3937
Fax: +49 (0)211 798-2863
E-mail: oliver.luckenbach@henkel.com

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THE GLOBAL COMPACT

Calendar

Publication of Report
for the Second Quarter 2006:
Wednesday, August 2, 2006

Publication of Report
for the Third Quarter 2006:
Wednesday, November 8, 2006

Fall Press and Analysts' Conference 2006:
Wednesday, November 8, 2006

Press Conference for Fiscal 2006
and Analysts' Meeting 2007:
Tuesday, February 27, 2007

Annual General Meeting of Henkel KGaA 2007:
Monday, April 16, 2007

Up-to-date facts and figures on Henkel
also available on the internet: www.henkel.com

This document contains forward-looking statements which are based on the current estimates and assumptions made by the corporate management of Henkel KGaA. Forward-looking statements are characterized by the use of words such as expect, intend, plan, predict, assume, believe, estimate, anticipate and similar formulations. Such statements are not to be understood as in any way guaranteeing that those expectations will turn out to be accurate. Future performance and the results actually achieved by Henkel KGaA and its affiliated companies depend on a number of risks and uncertainties and may therefore differ materially from the forward-looking statements. Many of these factors are outside Henkel's control and cannot be accurately estimated in advance, such as the future economic environment and the actions of competitors and others involved in the marketplace. Henkel neither plans nor undertakes to update any forward-looking statements.

Henkel

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